UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2014

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three and nine months ended September 30, 2014.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Nine Months Ended September 30, 2014.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Nine Months Ended September 30, 2014

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2014 (our “2013 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2013 Form 20-F.

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2014		2013		2014		2013
Revenues:
Lease rental income		$130,491		$117,634		$374,780		$346,231
Management fees		4,475		4,960		13,256		15,192
Trading container sales proceeds		6,088		3,537		20,641		8,432
Gains on sale of containers, net		3,471		6,516		10,808		21,639

Total revenues		144,525		132,647		419,485		391,494

Operating expenses:
Direct container expense		11,126		10,799		37,240		29,937
Cost of trading containers sold		5,911		3,279		20,465		7,489
Depreciation expense and container impairment		47,616		42,452		130,156		108,968
Amortization expense		985		1,097		2,843		3,272
General and administrative expense		6,037		5,541		19,269		18,145
Short-term incentive compensation expense (benefit)		1,257		(253)		2,764		1,119
Long-term incentive compensation expense		1,669		1,164		4,879		3,378
Bad debt (recovery) expense, net		(3,701)		4,251		(1,569)		6,738

Total operating expenses		70,900		68,330		216,047		179,046

Income from operations		73,625		64,317		203,438		212,448

Other income (expense):
Interest expense		(18,484)		(20,091)		(67,358)		(62,614)
Interest income		31		31		90		100
Realized losses on interest rate swaps and caps, net		(2,854)		(1,963)		(7,421)		(6,442)
Unrealized gains on interest rate swaps, collars and caps, net		4,820		12		3,959		6,280
Other, net		7		(4)		(1)		(33)

Net other expense		(16,480)		(22,015)		(70,731)		(62,709)

Income before income tax and noncontrolling interests		57,145		42,302		132,707		149,739
Income tax (expense) benefit		(820)		(988)		18,695		(7,769)

Net income		56,325		41,314		151,402		141,970
Less: Net income attributable to the noncontrolling interests	(2,028)		(1,199)		(4,443)		(4,706)

Net income attributable to Textainer Group Holdings
Limited common shareholders	$54,297		$40,115		$146,959		$137,264

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.96		$0.71		$2.59		$2.44
Diluted	$0.95		$0.71		$2.57		$2.41
Weighted average shares outstanding (in thousands):
Basic	56,719		56,317		56,687		56,289
Diluted	57,120		56,844		57,085		56,839
Other comprehensive income:
Foreign currency translation adjustments		(2)		(2)		46		(136)

Comprehensive income		56,323		41,312		151,448		141,834
Comprehensive income attributable to the noncontrolling interests		(2,028)		(1,199)		(4,443)		(4,706)

Comprehensive income attributable to Textainer Group Holdings
Limited common shareholders		$54,295		$40,113		$147,005		$137,128

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2014 and December 31, 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$86,922	$120,223
Accounts receivable, net of allowance for doubtful accounts of $11,176 and $14,891 at 2014 and 2013, respectively	96,288	91,967
Net investment in direct financing and sales-type leases	84,905	64,811
Trading containers	6,556	13,009
Containers held for sale	23,891	31,968
Prepaid expenses	19,203	19,063
Deferred taxes	1,505	1,491

Total current assets	319,270	342,532
Restricted cash	43,137	63,160
Containers, net of accumulated depreciation of $653,324 and $562,456 at 2014 and 2013, respectively	3,544,882	3,233,131
Net investment in direct financing and sales-type leases	255,198	217,310
Fixed assets, net of accumulated depreciation of $9,007 and $8,286 at 2014 and 2013, respectively	1,455	1,635
Intangible assets, net of accumulated amortization of $34,031 and $31,188 at 2014 and 2013, respectively	26,161	29,157
Interest rate swaps, collars and caps	3,480	1,831
Other assets	19,481	20,227

Total assets	$4,213,064	$3,908,983

Liabilities and Equity
Current liabilities:
Accounts payable	$6,841	$8,086
Accrued expenses	9,974	9,838
Container contracts payable	170,307	22,819
Other liabilities	324	345
Due to owners, net	8,705	12,775
Secured debt facility	108,500	—
Term loan	31,600	—
Bonds payable	29,830	161,307

Total current liabilities	366,081	215,170
Revolving credit facilities	896,448	860,476
Secured debt facilities	1,007,100	808,600
Term loan	455,000	—
Bonds payable	239,733	836,901
Interest rate swaps, collars and caps	1,684	3,994
Income tax payable	7,405	16,050
Deferred taxes	5,705	19,166
Other liabilities	2,894	3,132

Total liabilities	2,982,050	2,763,489

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,763,745 and 56,450,580 at 2014 and 2013, respectively	565	564
Additional paid-in capital	375,568	366,197
Accumulated other comprehensive income	115	69
Retained earnings	798,028	730,993

Total Textainer Group Holdings Limited shareholders’ equity	1,174,276	1,097,823
Noncontrolling interests	56,738	47,671

Total equity	1,231,014	1,145,494

Total liabilities and equity	$4,213,064	$3,908,983

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended
	September 30,
	2014	2013
Cash flows from operating activities:
Net income	$151,402	$141,970

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	130,156	108,968
Bad debt (recovery) expense, net	(1,569)	6,738
Unrealized gains on interest rate swaps, collars and caps, net	(3,959)	(6,280)
Amortization of debt issuance costs and accretion of bond discount	15,035	8,596
Amortization of intangible assets	2,843	3,272
Amortization of deferred revenue	—	(1,001)
Gains on sale of containers, net	(10,808)	(21,639)
Share-based compensation expense	5,592	3,895
Changes in operating assets and liabilities	(30,149)	(6,300)

Total adjustments	107,141	96,249

Net cash provided by operating activities	258,543	238,219

Cash flows from investing activities:
Purchase of containers and fixed assets	(492,162)	(562,337)
Proceeds from sale of containers and fixed assets	105,516	90,172
Receipt of payments on direct financing and sales-type leases, net of income earned	53,463	41,373

Net cash used in investing activities	(333,183)	(430,792)

Cash flows from financing activities:
Proceeds from revolving credit facilities	211,295	368,138
Principal payments on revolving credit facilities	(175,323)	(117,001)
Proceeds from secured debt facilities	341,500	104,100
Principal payments on secured debt facilities	(34,500)	(231,000)
Proceeds from term loan	500,000	—
Principal payments on term loan	(13,400)	—
Proceeds from bonds payable	—	299,363
Principal payments on bonds payable	(728,859)	(98,625)
Decrease (increase) in restricted cash	20,023	(13,175)
Debt issuance costs	(7,922)	(12,078)
Issuance of common shares upon exercise of share options	2,405	2,820
Excess tax benefit from share-based compensation awards	1,375	2,200
Capital contributions from noncontrolling interests	4,623	2,476
Dividends paid	(79,924)	(77,690)

Net cash provided by financing activities	41,293	229,528

Effect of exchange rate changes	46	(136)

Net (decrease) increase in cash and cash equivalents	(33,301)	36,819
Cash and cash equivalents, beginning of the year	120,223	100,127

Cash and cash equivalents, end of period	$86,922	$136,946

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended
	September 30,
	2014	2013
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps and caps, net	$61,092	$61,120
Net income taxes paid	$1,391	$1,149
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$147,488	$23,162
Containers placed in direct financing and sales-type leases	$111,726	$103,160
Intangible assets relinquished for container purchases	$153	$—

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 10 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission on March 19, 2014.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of September 30, 2014, and the Company’s condensed consolidated results of operations for the three and nine months ended September 30, 2014 and 2013 and the condensed consolidated cash flows for the nine months ended September 30, 2014 and 2013. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2014.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

The Company has determined whether it has a controlling interest in a VIE by considering whether its involvement with the VIE is significant and whether it is the primary beneficiary based on the following:

•	The power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	The aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

•	Qualitative and quantitative factors regarding the nature, size, and form of the Company’s involvement with the VIE.

Voting interest entities in which the Company has a controlling financial interest and its VIE in which the Company is the primary beneficiary are consolidated into the Company’s financial statements. The Company’s consolidated VIE is TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly owned subsidiary, Textainer Limited (“TL”) (a Bermuda company), and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. The purpose of TW is to lease containers to lessees under direct financing leases. The book values of TW’s direct financing and sales-type leases and related debt as of September 30, 2014 and December 31, 2013 are disclosed in Note 7 “Direct Financing and Sales-type Leases” and Note 9 “Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 11 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

The changes in the carrying amount of intangible assets during the nine months ended September 30, 2014 are as follows:

Balance as of December 31, 2013	$29,157
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(153)
Amortization expense	(2,843)

Balance as of September 30, 2014	$26,161

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule, by year, of future amortization of intangible assets as of September 30, 2014:

Twelve months ending September 30:
2015	$4,668
2016	4,666
2017	4,396
2018	4,202
2019 and thereafter	8,229

Total future amortization of intangible assets	$26,161

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases generally do not include step-rent provisions or lease concessions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. The Company estimates the useful lives of its non-refrigerated containers other than open top and flat rack containers, refrigerated containers and open top and flat rack containers to be 13, 12 and 14 years, respectively. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company recorded an impairment during both the three and nine months ended September 30, 2014 of $1,651 and during both the three and nine months ended September 30, 2013 of $4,686, as a part of depreciation expense and container impairment for containers that were economically unrecoverable from lessees in default.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

revenues as earned on a daily basis over the related terms of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to the collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other current assets in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the general terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. Debt issuance costs of $8,177 and $13,392 were capitalized during the nine months ended September 30, 2014 and 2013, respectively. For the three and nine months ended September 30, 2014, amortization of debt issuance costs of $2,426 and $8,007, respectively, were recorded in interest expense. For the three and nine months ended September 30, 2013, amortization of debt issuance costs of $2,586 and $7,701, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off. For the three months ended September 30, 2014, interest expense included $390 of write-offs of unamortized debt issuance costs related to the amendment of the Company’s wholly owned subsidiary, Textainer Marine Containers II Limited’s (“TMCL II”) (a Bermuda company), secured debt facility. For the nine months ended September 30, 2014, interest expense included $390 and $6,424 of write-offs of unamortized debt issuance costs related to the aforementioned amendment of TMCL II’s secured debt facility and the redemption of the Company’s wholly owned subsidiary, Textainer Marine Containers Limited’s (“TMCL”) (a Bermuda company) 2005-1 Bonds, 2011-1 Bonds and 2012 -2 Bonds, respectively (see Note 9 Secured Debt Facilities, Revolving Debt Facilities, Term Loan and Bonds Payable, and Derivative Instruments”). For the nine months ended September 30, 2013, interest expense included $650 and $245 of write-offs of unamortized debt issuance costs related to the termination of TAP Funding Ltd.’s (“TAP Funding”) (a Bermuda company), a subsidiary in which TL owns 50.1% of TAP Funding’s common shares, revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively.

(j)	Foreign Currency Transactions

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three and nine months ended September 30, 2014, $3,237 (or 29.1%) and $10,485 (or 28.2%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and nine months ended September 30, 2013, $3,500 (or 32.4%) and $10,060 (or 33.6%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and nine months ended September 30, 2014, the Company’s direct container expenses were paid in up to 18 different foreign currencies, respectively, and for the three and nine months ended September 30, 2013, the Company’s direct container expenses were paid in up to 16 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

(k)	Concentrations

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

rather than the geographic location of the containers or the domicile of the lessees. Except for the lessees noted in the table below, no other single lessees made up greater than 10% of the Company’s lease rental income for the three and nine months ended September 30, 2014 and 2013.

	Three Months Ended September 30,		Nine Months Ended September 30,
Lessee	2014	2013	2014	2013
Customer A	10.6%	11.0%	10.6%	11.2%
Customer B	n/a	10.1%	n/a	n/a

One single lessee (Customer A) accounted for 12.4% and 12.8% of the Company’s gross accounts receivable as of September 30, 2014 and December 31, 2013, respectively.

(l)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps, collars and caps, net.

(m)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options and restricted share units awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(n)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(o)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three and nine months ended September 30, 2014 of 226,068 and 209,941, respectively, were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. Share options for the three and nine months ended September 30, 2013 of 36,998 and 10,000, respectively, were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

Share amounts in thousands
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Numerator:	2014	2013	2014	2013
Net income attributable to Textainer Group Holdings
Limited common shareholders	$54,297	$40,115	$146,959	$137,264
Denominator:
Weighted average common shares outstanding - basic	56,719	56,317	56,687	56,289
Dilutive share options and restricted share units	401	527	398	550

Weighted average common shares outstanding - diluted	57,120	56,844	57,085	56,839

Net income attributable to Textainer Group Holdings
Limited common shareholders per common share
Basic	$0.96	$0.71	$2.59	$2.44
Diluted	$0.95	$0.71	$2.57	$2.41

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2014 and December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2014
Assets
Interest rate swaps, collars and caps	$—	$3,480	$—

Total	$—	$3,480	$—

Liabilities
Interest rate swaps, collars and caps	$—	$1,684	$—

Total	$—	$1,684	$—

December 31, 2013
Assets
Interest rate swaps, collars and caps	$—	$1,831	$—

Total	$—	$1,831	$—

Liabilities
Interest rate swaps, collars and caps	$—	$3,994	$—

Total	$—	$3,994	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of September 30, 2014 and December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(Level 1)	(Level 2)	(Level 3)
September 30, 2014
Assets
Containers held for sale (1)	$—	$9,031	$—

Total	$—	$9,031	$—

December 31, 2013
Assets
Containers held for sale (1)	$—	$7,418	$—

Total	$—	$7,418	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments during the three and nine months ended September 30, 2014 of $3,865 and $7,674, respectively, and during the three and nine months

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

ended September 30, 2013 of $1,209 and $2,522, respectively, as a part of depreciation expense and container impairment to write down the value of containers held for sale to their estimated fair value less cost to sell.

The Company measures the fair value of its $1,916,534 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $3,480 and $1,684, respectively, as of September 30, 2014 and a fair value asset and liability of $1,831 and $3,994, respectively, as of December 31, 2013. The credit valuation adjustment was determined to be $143 (which was a reduction in the net asset) and $181 (which was an addition to the net liability) as of September 30, 2014 and December 31, 2013, respectively. The change in fair value for the nine months ended September 30, 2014 and 2013 of $3,959 and $6,280, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps, collars and caps, net.

The Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At September 30, 2014 and December 31, 2013, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $311,945 and $272,258 at September 30, 2014 and December 31, 2013, respectively, compared to book values of $340,103 and $282,121 at September 30, 2014 and December 31, 2013, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,775,177 and $2,672,406 at September 30, 2014 and December 31, 2013, respectively, compared to book values of $2,768,211 and $2,667,284 at September 30, 2014 and December 31, 2013, respectively.

(3)	Immaterial Correction of an Error in Prior Periods

Revenue is earned and recognized on direct financing and sales-type leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. During the quarter ended December 31, 2013, the Company identified an error related to the classification of this revenue in the statements of cash flows which resulted in an understatement of net cash flows provided from operations and an understatement of net cash flows used in investing activities. In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 250, Accounting Changes and Error Corrections, the Company evaluated the materiality of the error from both a quantitative and qualitative perspective, and concluded that the error was immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequentially, the Company has adjusted for the error by revising its comparative historical condensed consolidated statements of cash flows presented herein resulting in an increase in net cash flows provided by operating activities and an increase in net cash used in investing activities of $16,320 during the nine months ended September 30, 2013.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(4)	Bankruptcy Settlement

On July 25, 2014, the Company reached a settlement for outstanding claims it had in bankruptcy proceedings with one of its Korean lessees for amounts past due on billings to that lessee. The Company had previously reserved for all outstanding billings from this customer. The settlement amount was paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. The Company negotiated the sale of its rights to the stock and note payable for cash, which was completed on August 21, 2014 for $9,926, $7,855 of which was be attributable to the Company’s owned fleet. Accordingly, a bad debt recovery of $4,958 was recognized for billings included in the Company’s allowance for doubtful accounts and lease rental income of $2,620 and gain on sale of containers, net of $277 were recognized for billings that were not previously recognized by the Company.

(5)	Container Purchases

In January and July 2014, the Company concluded two separate purchases totaling approximately 30,108 containers that it had been managing for an institutional investor, including related net investment in direct financing and sales-type leases, for total purchase consideration of $44,098 (consisting of cash of $43,945 and elimination of the Company’s intangible asset for the management rights relinquished of $153). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$41,781
Net investment in direct financing and sales-type leases	2,317

$44,098

(6)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days. There were no amounts due from affiliates at September 30, 2014 and December 31, 2013.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2014 and 2013 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Fees from affiliated owner	$1,198	$1,230	$3,013	$3,387
Fees from unaffiliated owners	2,840	3,207	8,575	10,264

Fees from owners	4,038	4,437	11,588	13,651
Other fees	437	523	1,668	1,541

Total management fees	$4,475	$4,960	$13,256	$15,192

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at September 30, 2014 and December 31, 2013 consisted of the following:

	2014	2013
Affiliated owner	$196	$884
Unaffiliated owners	8,509	11,891

Total due to owners, net	$8,705	$12,775

(7)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 161,230 and 120,338 containers under direct financing and sales-type leases as of September 30, 2014 and December 31, 2013, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of September 30, 2014 and December 31, 2013 were as follows:

	September 30, 2014	December 31, 2013
Future minimum lease payments receivable	$388,025	$326,273
Residual value of containers on sales-type leases	9,529	9,055
Less unearned income	(57,451)	(53,207)

Net investment in direct financing and sales-type leases	$340,103	$282,121

Amounts due within one year	$84,905	$64,811
Amounts due beyond one year	255,198	217,310

Net investment in direct financing and sales-type leases	$340,103	$282,121

The carrying value of TW’s net investment in direct financing and sales-type leases was $121,598 and $104,803 at September 30, 2014 and December 31, 2013, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of September 30, 2014, the aging would be as follows:

1-30 days past due	$19,414
31-60 days past due	784
61-90 days past due	7,363
Greater than 90 days past due	11,793

Total past due	39,354
Current	348,671

Total future minumum lease payments	$388,025

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the nine months ended September 30, 2014 are as follows:

Balance as of December 31, 2013	$613
Additions charged to expense	95
Write-offs	—

Balance as of September 30, 2014	$708

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of September 30, 2014:

Twelve months ending September 30:
2015	$107,891
2016	94,934
2017	83,987
2018	61,940
2019 and thereafter	39,273

Total future minimum lease payments receivable	$388,025

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $6,105 and $17,784 for the three and nine months ended September 30, 2014, respectively, and $5,436 and $15,977 for the three and nine months ended September 30, 2013, respectively.

(8)	Income Taxes

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit during the three months ended March 31, 2014 of $22,707 for the re-measurement of its unrecognized tax benefits for the impacted years.

The Company also released liabilities for unrecognized tax benefits and recognized tax provision reductions of $1,074 for the three and nine months ended September 30, 2013 due to the lapsing of certain statutes of limitations.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company’s effective income tax rates were 1.43% and -14.09% for the three and nine months ended September 30, 2014, respectively, and 2.34% and 5.19% for the three and nine months ended September 30, 2013, respectively. Excluding the discrete benefit recognized for the re-measurement of unrecognized tax benefits related to the completion of the IRS examination, the Company’s effective income tax rate was 3.02% for the nine months ended September 30, 2014. Excluding the discrete benefit recognized for released liabilities for unrecognized tax benefits , the Company’s effective income tax rates were 4.87% and 5.91% for the three and nine months ended September 30, 2013, respectively.

(9)	Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2014 and December 31, 2013:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	September 30, 2014	December 31, 2013
TMCL II Secured Debt Facility, weighted average variable interest at 1.85% and 2.12% at September 30, 2014 and December 31, 2013, respectively	$1,007,100	$775,100
TMCL IV Secured Debt Facility, weighted average variable interest at 2.40% and 2.42% at September 30, 2014 and December 31, 2013, respectively	108,500	33,500
TL Revolving Credit Facility, weighted average variable interest at 1.70% and 1.71% at September 30 2014 and December 31, 2013, respectively	660,500	648,500
TW Revolving Credit Facility, weighted average variable interest at 2.16% and 2.54% at September 30, 2014 and December 31, 2013, respectively	117,448	91,476
TAP Funding Revolving Credit Facility, weighted average variable interest at 2.15% and 2.17% at September 30, 2014 and December 31, 2013, respectively	118,500	120,500
TL Term Loan, weighted average variable interest rate at 1.73% at September 30, 2014	486,600	—
2005-1 Bonds, variable interest at 0.70%	—	72,958
2011-1 Bonds, fixed interest at 4.70%	—	300,000
2012-1 Bonds, fixed interest at 4.21%	—	333,333
2013-1 Bonds, fixed interest at 3.90%	269,563	291,917

Total debt obligations	$2,768,211	$2,667,284

Amount due within one year	$169,930	$161,307

Amounts due beyond one year	$2,598,281	$2,505,977

Secured Debt Facilities

In May 2012, TMCL II entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, was LIBOR plus 1.95% during the revolving period prior to its Conversion Date (May 7, 2015). The TMCL II Secured Debt Facility would partially amortize over a five year period and then mature if it was not renewed by its Conversion Date. There was also a commitment fee of 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which was payable in arrears.

On September 15, 2014, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to September 15, 2017 and lowered the interest rate to one-month LIBOR plus 1.70%, payable in arrears, during the revolving period prior to the Conversion Date. The TMCL II Secured Debt Facility would partially amortize over a four-year period and then mature if it was not renewed by the Conversion Date. The amendment also lowered the commitment fee to 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with the commitment allocated to five existing lenders and, accordingly, the Company wrote-off $390 of unamortized debt issuance costs in September 2014.

In August 2013, one of the Company’s wholly-owned subsidiaries, Textainer Marine Containers IV Limited (“TMCL IV”) (a Bermuda company) entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There is a commitment fee, which is payable monthly in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment and a designated bank’s commitment is more than $150,000; otherwise, the commitment fee is 0.50%. In addition, there is an agent’s fee, which is payable monthly in arrears.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of September 30, 2014, TMCL II and TMCL IV’s total assets amounted to $1,441,646 and $198,436, respectively.

Revolving Credit Facilities

TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at September 30, 2014 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of September 30, 2014 and December 31, 2013.

The TL Revolving Credit Facility is secured by a segregated pool of the Company’s containers and under the terms of the TL Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount determined by a formula based on the Company’s net book value of containers and outstanding debt.

TGH acts as an unconditional guarantor of the TL Revolving Credit Facility. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TW has a credit agreement, dated as of October 1, 2012, with WFB as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility was based on one-month LIBOR plus 2.375%. On August 4, 2014, the TW Revolving Credit Facility was amended and its term was extended to September 19, 2014. On September 19, 2014, the TW Revolving Credit Facility was amended again and its term was extended to September 18, 2016 and its interest rate was lowered to one-month LIBOR plus 2.0%. There is a

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024.

The TW Revolving Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TW’s net book value of containers, restricted cash and direct financing and sales-type leases. TW’s total assets amounted to $147,654 as of September 30, 2014.

TAP Funding has a credit agreement, dated as of May 1, 2012, that provides for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 2.00% beginning on its inception date, as amended, through its maturity date, April 26, 2016. There is a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee, which is payable annually in advance. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The aggregate loan principal balance is due on the maturity date, April 26, 2016.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. TAP Funding’s total assets amounted to $195,910 as of September 30, 2014.

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount of equal to 1.58% of the initial principal balance and one installment payable on the Maturity Date (April 30, 2019) in an amount equal to 69.98% of the initial principal balance. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. The Company used proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the Company’s net book value of containers. TGH acts as an unconditional guarantor of the TL Term Loan. In addition, there is an agent’s fee which is payable annually in advance.

Bonds Payable

In 2005, TMCL issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

terms of the 2005-1 Bonds, both principal and interest incurred were payable monthly. TMCL was permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal was insured and the cost of this insurance coverage, which was equal to 0.275% of the outstanding principal balance of the 2005-1 Bonds, was recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equaled one-month LIBOR plus 0.25%. The target final payment date and legal final payment date were May 15, 2015 and May 15, 2020, respectively. On May 15, 2014, the unpaid principal amount of $55,792 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2011-1 Bonds, both principal and interest incurred were payable monthly. TMCL was permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds. The interest rate for the outstanding principal balance of the 2011-1 Bonds was fixed at 4.70% per annum. The target final payment date and legal final payment date were June 15, 2021 and June 15, 2026, respectively. On May 15, 2014, the unpaid principal amount of $286,667 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2012-1 Bonds, both principal and interest incurred were payable monthly. TMCL was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 15, 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds was fixed at 4.21% per annum. The target final payment date and legal final payment date were April 15, 2022 and April 15, 2027, respectively. On May 15, 2014, the unpaid principal amount of $320,000 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

In September 2013, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda company), one of the Company’s wholly owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at September 30, 2014 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

Under the terms of the 2013-1 Bonds, the total outstanding principal may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds are secured by a pledge of TMCL III’s assets. As of September 30, 2014, TMCL III’s total assets amounted to $373,714.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan and the 2013-1 Bonds contain restrictive covenants, including limitations on certain liens, indebtedness and investments. The TL Revolving Credit Facility and the TL Term Loan contain certain restrictive financial covenants on TGH and TL’s leverage and interest coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TW Revolving Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds also contains restrictive covenants regarding certain earnings ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility and the 2013-1 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings. TGH and its subsidiaries were in full compliance with these restrictive covenants at September 30, 2014.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of September 30, 2014:

	Twelve months ending September 30,						Available borrowing, as limited by the
	2015	2016	2017	2018	2019 and thereafter	Total Borrowing	Borrowing Base	Available Borrowing
TMCL II Secured Debt Facility	$—	$—	$—	$100,710	$906,390	$1,007,100	$83,714	$1,090,814
TMCL IV Secured Debt Facility	108,500	—	—	—	—	108,500	—	108,500
TL Revolving Credit Facility	—	—	660,500	—	—	660,500	39,500	700,000
TW Revolving Credit Facility	—	—	—	—	117,448	117,448	4,849	122,297
TAP Funding Revolving Credit Facility	—	118,500	—	—	—	118,500	22,560	141,060
TL Term Loan	31,600	31,600	31,600	31,600	360,200	486,600	—	486,600
2013-1 Bonds (1)	30,090	30,090	30,090	30,090	150,450	270,810	—	270,810

Total	$170,190	$180,190	$722,190	$162,400	$1,534,488	$2,769,458	$150,623	$2,920,081

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,247.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a four-year partially amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of September 30, 2014:

Notional
Derivative instruments	amount
Interest rate cap contract with a bank with a fixed rate of 5.63% per annum, amortizing notional amount, with a termination date of November 16, 2015	$2,260
Interest rate cap contracts with several banks with fixed rates between 3.15% and 3.17% per annum, nonamortizing notional amounts, with termination dates through July 15, 2015	764,600
Interest rate collar contracts with a bank which caps rates between 1.30% and 2.18% per annum, and sets floors for rates between 0.80% and 1.68% per annum, with termination dates through October 15, 2022	40,902
Interest rate swap contracts with several banks, with fixed rates between 0.41% and 2.32% per annum, amortizing notional amounts, with termination dates through July 15, 2023	1,108,772

Total notional amount as of September 30, 2014	$1,916,534

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $3,480 and $1,684 as of September 30, 2014, respectively, and a fair value asset and a fair value liability of $1,831 and $3,994 as of December 31, 2013, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at September 30, 2014. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(10)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and nine months ended September 30, 2014 and 2013, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of comprehensive income:

	Container	Container	Container
Three Months Ended September 30, 2014	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$129,977	$514	$—	$—	$—	$130,491
Management fees to external customers	86	3,553	836	—	—	4,475
Inter-segment management fees	—	13,648	2,494	—	(16,142)	—
Trading container sales proceeds	—	—	6,088	—	—	6,088
Gains on sale of containers, net	3,471	—	—	—	—	3,471

Total revenue	$133,534	$17,715	$9,418	$—	$(16,142)	$144,525

Depreciation expense	$48,461	$226	$—	$—	$(1,071)	$47,616

Interest expense	$18,484	$—	$—	$—	$—	$18,484

Unrealized gains on interest rate swaps and caps, net	$4,820	$—	$—	$—	$—	$4,820

Segment income (losses) before taxes and noncontrolling interest	$48,402	$9,110	$2,444	$(723)	$(2,088)	$57,145

Total assets	$4,182,647	$102,039	$7,896	$5,590	$(85,108)	$4,213,064

Purchases of long-lived assets	$286,967	$92	$—	$—	$—	$287,059

	Container	Container	Container
Three Months Ended September 30, 2013	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$117,314	$320	$—	$—	$—	$117,634
Management fees to external customers	94	3,962	904	—	—	4,960
Inter-segment management fees	—	12,164	2,727		(14,891)	—
Trading container sales proceeds	—	—	3,537	—	—	3,537
Gains on sale of containers, net	6,516	—	—	—	—	6,516

Total revenue	$123,924	$16,446	$7,168	$—	$(14,891)	$132,647

Depreciation expense	$43,427	$219	$—	$—	$(1,194)	$42,452

Interest expense	$20,091	$—	$—	$—	$—	$20,091

Unrealized losses on interest rate swaps and caps, net	$12	$—	$—	$—	$—	$12

Segment income (losses) before taxes and noncontrolling interest	$32,038	$10,087	$2,775	$(609)	$(1,989)	$42,302

Total assets	$3,843,503	$113,590	$17,558	$4,792	$(82,269)	$3,897,174

Purchases of long-lived assets	$273,178	$39	$—	$—	$—	$273,217

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Container	Container	Container
Nine Months Ended September 30, 2014	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$373,445	$1,335	$—	$—	$—	$374,780
Management fees from external customers	259	10,392	2,605	—	—	13,256
Inter-segment management fees	—	36,590	7,725	—	(44,315)	—
Trading container sales proceeds	—	—	20,641	—	—	20,641
Gains on sale of containers, net	10,808	—	—	—	—	10,808

Total revenue	$384,512	$48,317	$30,971	$—	$(44,315)	$419,485

Depreciation expense	$133,405	$703	$—	$—	$(3,952)	$130,156

Interest expense	$67,358	$—	$—	$—	$—	$67,358

Unrealized gains on interest rate swaps, collars and caps, net	$3,959	$—	$—	$—	$—	$3,959

Segment income (losses) before income taxes and noncontrolling interest	$107,721	$23,319	$7,763	$(2,714)	$(3,382)	$132,707

Total assets	$4,182,647	$102,039	$7,896	$5,590	$(85,108)	$4,213,064

Purchases of long-lived assets	$639,127	$523	$—	$—	$—	$639,650

	Container	Container	Container
Nine Months Ended September 30, 2013	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$345,359	$872	$—	$—	$—	$346,231
Management fees from external customers	281	12,213	2,698	—	—	15,192
Inter-segment management fees	—	34,763	7,577	—	(42,340)	—
Trading container sales proceeds	—	—	8,432	—	—	8,432
Gains on sale of containers, net	21,639	—	—	—	—	21,639

Total revenue	$367,279	$47,848	$18,707	$—	$(42,340)	$391,494

Depreciation expense	$111,780	$651	$—	$—	$(3,463)	$108,968

Interest expense	$62,614	$—	$—	$—	$—	$62,614

Unrealized gains on interest rate swaps and caps, net	$6,280	$—	$—	$—	$—	$6,280

Segment income (losses) before income taxes and noncontrolling interest	$121,676	$26,480	$7,995	$(2,411)	$(4,001)	$149,739

Total assets	$3,843,503	$113,590	$17,558	$4,792	$(82,269)	$3,897,174

Purchases of long-lived assets	$585,008	$491	$—	$—	$—	$585,499

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(11)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Revolving Credit Facility, TAP Funding Revolving Credit Facility and 2013-1 Bonds. The total balance of these restricted cash accounts was $43,137 and $63,160 as of September 30, 2014 and December 31, 2013, respectively.

(b)	Container Commitments

At September 30, 2014, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2014 in the total amount of $45,834.

(12)	Share Option and Restricted Share Unit Plan

As of September 30, 2014, the Company maintained one active share option and restricted share unit plan, the 2007 Share Incentive Plan (“2007 Plan”). The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, TGH’s board of directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by TGH’s shareholders at the annual meeting of shareholders on May 19, 2010. At September 30, 2014, 723,637 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

Share-based compensation expense for the three and nine months ended September 30, 2014 of $1,885 and $5,592, respectively, and for the three and nine months ended September 30, 2013 of $1,338 and $3,895, respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of comprehensive income for share options and restricted share units awarded to employees under the 2007 Plan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a summary of activity in the Company’s 2007 Plan for the nine months ended September 30, 2014:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2013	943,382	$26.43
Options granted during the period	—	$—
Options exercised during the period	(126,929)	$18.96
Options forfeited during the period	(22,164)	$32.91

Balances, September 30, 2014	794,289	$27.44

Options exercisable at September 30, 2014	346,329	$20.42

Options vested and expected to vest at September 30, 2014	780,797	$27.32

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2013	703,903	$24.57
Share units granted during the period	9,297	$36.95
Share units vested during the period	(186,236)	$16.95
Share units forfeited during the period	(24,409)	$27.39

Balances, September 30, 2014	502,555	$27.49

Share units outstanding and expected to vest at September 30, 2014	488,628	$26.73

As of September 30, 2014, $12,861 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.2 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $31.12 per share as of September 30, 2014 was $3,708. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of September 30, 2014. The aggregate intrinsic value of all options exercised during the nine months ended September 30, 2014, based on the closing share price on the date each option was exercised was $2,295.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at September 30, 2014:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Range of per-share exercise prices:
$7.10	42,455	$7.10	42,455	$7.10
$16.50	95,379	16.50	95,379	16.50
$16.97	63,628	16.97	63,628	16.97
$28.05	35,125	28.05	167,906	28.05
$28.26	53,725	28.26	85,440	28.26
$28.54	51,017	28.54	125,802	28.54
$31.34	5,000	31.34	10,000	31.34
$38.36	—	—	203,679	38.36

	346,329	$20.42	794,289	$27.44

The weighted average contractual life of share options exercisable and share options outstanding as of September 30, 2014 was 5.4 years and 7.2 years, respectively.

(13)	Subsequent Events

Dividend

On October 30, 2014, TGH’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on TGH’s issued and outstanding common shares, payable on December 1, 2014 to shareholders of record as of November 19, 2014.

Bonds Payable

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at issuance, and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to the payment date occurring on November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The final target payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively. Proceeds from the 2014-1 Bonds will be used to acquire containers from TL and TMCL II and for general corporate purposes. The 2014-1 Bonds are secured by a pledge of TMCL III’s total assets.

Derivative Instruments

During October 2014, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 0.90% per annum, an amortizing notional amount with initial notional amount of $45,000 and a term from October 28, 2014 through October 20, 2017.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

During November 2014, the Company entered into an interest rate collar contract with a bank, which caps one-month LIBOR at 1.46% per annum and sets a floor for one-month LIBOR at 0.96% per annum, in an initial amortizing notional amount of $7,595 and a term from November 26, 2014 to December 15, 2019.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2014 (our “2013 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

We are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of approximately 2.1 million containers, representing 3.2 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 shipping lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, consistent investment, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 27 years.

We have provided an average of almost 200,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 80,000 containers per year for the last five years to more than 1,200 customers.

We provide our services worldwide via an international network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in 48.1% of our issued and outstanding common shares.

We operate our business in three core segments:

•	Container Ownership. As of September 30, 2014, we owned containers accounting for approximately 78% of our fleet.

•	Container Management. As of September 30, 2014, we managed containers on behalf of 15 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of September 30 2014, managed containers account for approximately 22% of our fleet.

•	Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of September 30, 2014:

	Standard Dry		Other		Percent of
	Freight	Refrigerated	Specialized	Total	Total Fleet
TEU
Owned	2,334,852	89,354	50,943	2,475,149	78.0%
Managed	674,533	12,466	10,869	697,868	22.0%

Total fleet	3,009,385	101,820	61,812	3,173,017	100.0%

CEU
Owned	2,087,045	364,317	74,971	2,526,333	79.0%
Managed	603,920	50,335	18,437	672,692	21.0%

Total fleet	2,690,965	414,652	93,408	3,199,025	100.0%

Our fleet as of September 30, 2014, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	74.8%
Master leases	14.4%
Direct financing and sales-type leases	8.4%
Spot leases	2.4%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2014 and 2013:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Utilization	97.0%	94.5%	95.6%	95.1%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

Effective January 1, 2014, we began reporting utilization including containers on direct financing and sales-type leases. We previously reported utilization only for containers under operating leases but, as direct financing and sales-type leases become a more significant part of our business, we believe that including these containers provides a better indication of the utilization of our total fleet and it makes our calculation comparable with some of our public peers. Accordingly, utilization for the three and nine months ended September 30, 2013 was revised to include direct financing and sales-type leases to conform to the current presentation.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense and container impairment, interest expense, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2014 and 2013

The following table summarizes our total revenues for the three and nine months ended September 30, 2014 and 2013 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2014 and 2013	Nine Months Ended		% Change Between 2014 and 2013
	September 30,			September 30,
	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$130,491	$117,634	10.9%	$374,780	$346,231	8.2%
Management fees	4,475	4,960	(9.8%)	13,256	15,192	(12.7%)
Trading container sales proceeds	6,088	3,537	72.1%	20,641	8,432	144.8%
Gain on sale of containers, net	3,471	6,516	(46.7%)	10,808	21,639	(50.1%)

Total revenues	$144,525	$132,647	9.0%	$419,485	$391,494	7.1%

Lease rental income for the three months ended September 30, 2014 increased $12,857 (10.9%) compared to the three months ended September 30, 2013 primarily due to a 12.8% increase in our owned fleet size and a 2.5 percentage point increase in utilization for our owned fleet, partially offset by a 6.0% decrease in per diem rental rates. Lease rental income for the nine months ended September 30, 2014 increased $28,549 (8.2%) compared to the nine months ended September 30, 2013 primarily due to a 14.3% increase in our owned fleet size and a 0.6 percentage point increase in utilization for our owned fleet, partially offset by a 7.4% decrease in per diem rental rates. Lease rental income for the three and nine months ended September 30, 2014 also included $2,620 of proceeds received from the settlement of outstanding claims for billings the Company had with a bankrupt lessee that were not previously recognized as lease rental income.

Management fees for the three months ended September 30, 2014 decreased $485 (-9.8%) compared to the three months ended September 30, 2013 due to a $286 decrease resulting from a 7.1% decrease in the size of the managed fleet primarily due to our January and July 2014 acquisitions of approximately 37,700 TEU of containers that we previously managed, a $130 decrease in sales commissions and a $69 decrease in acquisition fees due to fewer managed container purchases. Management fees for the nine months ended September 30, 2014 decreased $1,936 (-12.7%) compared to the nine months ended September 30, 2013 due to a $861 decrease resulting from lower fleet performance, a $695 decrease resulting from a 5.3% decrease in the size of the managed fleet primarily due to our January and July 2014 acquisitions of approximately 37,700 TEU of containers that we previously managed, a $288 decrease in sales commissions and a $92 decrease in acquisition fees due to fewer managed container purchases.

Trading container sales proceeds for the three months ended September 30, 2014 increased $2,551 (72.1%) compared to the three months ended September 30, 2013 due to a $4,839 increase resulting from a 136.8% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $2,288 decrease due to a decrease in average sales proceeds per container. Trading container sales proceeds for the nine months ended September 30, 2014 increased $12,209 (144.8%) compared to the nine months ended September 30, 2013 due to a $20,364 increase resulting from a 241.5% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $8,155 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net for the three months ended September 30, 2014 decreased $3,045 (-46.7%) compared to the three months ended September 30, 2013 due to a $5,463 decrease resulting from a decrease in average sales proceeds of $213 per unit and a $142 decrease resulting from 231 containers placed on sales-type leases for the three months ended September 30, 2014 compared to 688 containers placed on sales-type leases for the three months ended September 30, 2013, partially offset by a $2,471 increase due to a 38.7% increase in the number of containers sold and a $89 increase resulting from an increase in average net gains on sales-type leases of $130 per unit. Gain on sale of containers, net for the nine months ended September 30, 2014 decreased $10,831 (-50.1%) compared to the nine months ended September 30, 2013 due to a $20,279 decrease resulting from a decrease in average sales proceeds of $280 per unit, partially offset by a $9,031 increase due to a 42.3% increase in the number of containers sold, a $334 increase resulting from an increase in average net gains on sales-type leases of $225 per unit and a $83 increase resulting from 1,686 containers placed on sales-type leases for the nine months ended September 30, 2014 compared to 1,482 containers placed on sales-type leases for the nine months ended September 30, 2013.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2014 and 2013 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2014 and 2013	Nine Months Ended		% Change Between 2014 and 2013
	September 30,			September 30,
	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$11,126	$10,799	3.0%	$37,240	$29,937	24.4%
Cost of trading containers sold	5,911	3,279	80.3%	20,465	7,489	173.3%
Depreciation expense and container impairment	47,616	42,452	12.2%	130,156	108,968	19.4%
Amortization expense	985	1,097	(10.2%)	2,843	3,272	(13.1%)
General and administrative expense	6,037	5,541	9.0%	19,269	18,145	6.2%
Short-term incentive compensation expense (benefit)	1,257	(253)	(596.8%)	2,764	1,119	147.0%
Long-term incentive compensation expense	1,669	1,164	43.4%	4,879	3,378	44.4%
Bad debt (recovery) expense, net	(3,701)	4,251	(187.1%)	(1,569)	6,738	(123.3%)

Total operating expenses	$70,900	$68,330	3.8%	$216,047	$179,046	20.7%

Direct container expense for the three months ended September 30, 2014 increased $327 (3.0%) compared to the three months ended September 30, 2013 primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included a $1,088 increase in repositioning expense, a $210 increase in repair and recovery costs for slow-paying and bankrupt lessees, a $129 increase in maintenance expense, a $98 increase in agency expense, an $86 increase in military sublease expense and a $1,286 decrease in storage expense. Direct container expense for the nine months ended September 30, 2014 increased $7,303 (24.4%) compared to the nine months ended September 30, 2013 primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included a $2,523 increase in repair and recovery costs for slow-paying and bankrupt lessees, a $1,771 increase in storage expense, a $1,708 increase in repositioning expense, a $765 increase in maintenance expense and a $467 increase in insurance expense.

Cost of trading containers sold for the three months ended September 30, 2014 increased $2,632 (80.3%) compared to the three months ended September 30, 2013 due to a $4,486 increase resulting from a 136.8% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $1,854 decrease due to a 23.9% decrease in the average cost per unit of containers sold. Cost of trading containers sold for the nine months ended September 30, 2014 increased $12,976 (173.3%) compared to the nine months ended September 30, 2013 due to a $18,086 increase resulting from a 241.5% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $5,110 decrease due to a 20.0% decrease in the average cost per unit of containers sold.

Depreciation expense and container impairment for the three months ended September 30, 2014 increased $5,164 (12.2%) compared to the three months ended September 30, 2013 due to an increase in fleet size and an increase in impairments of $2,656 to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a decrease in impairments of $3,035 for containers that were economically unrecoverable from lessees in default. Depreciation expense and container impairment for the nine months ended September 30, 2014 increased $21,188 (19.4%) compared to the nine months ended September 30, 2013 primarily due to an increase in fleet size and an increase in impairments of $5,152 to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a decrease in impairments of $3,035 for containers that were economically unrecoverable from lessees in default.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense decreased $112 (-10.2%) and $429 (-13.1%) for the three and nine months ended September 30, 2014 compared to the three and nine months ended September 30, 2013, respectively, primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.

General and administrative expense increased $496 (9.0%) for the three months ended September 30, 2014 compared to the three months ended September 30, 2013 primarily due to a $187 increase in professional fees, a $166 increase in compensation costs, a $39 increase in travel costs and a $19 increase in rent expense. General and administrative expense increased $1,124 (6.2%) for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 primarily due to a $823 increase in professional fees, a $230 increase in compensation costs and a $212 increase in rent expense, partially offset by a $288 decrease in travel costs.

Short-term incentive compensation expense (benefit) changed from a benefit of $253 for the three months ended September 30, 2013 to an expense of $1,257 for the three months ended September 30, 2014 due to a decrease in the expected incentive compensation awards for fiscal year 2013 during the three months ended September 30, 2013 compared to the six months ended June 30, 2013 and due to an increase in the expected incentive compensation awards for fiscal year 2014 compared to fiscal year 2013. Short-term incentive compensation expense for the nine months ended September 30, 2014 increased $1,645 (147.0%) compared to the nine months ended September 30, 2013 due to an increase in the expected incentive compensation awards for fiscal year 2014 compared to fiscal year 2013.

Long-term incentive compensation expense for the three and nine months ended September 30, 2014 increased $505 (43.4%) and $1,501 (44.4%) compared to the three and nine months ended September 30, 2013, respectively, primarily due to an increase resulting from additional share options and restricted share units that were granted under our 2007 Share Incentive Plan (“2007 Plan”) in November 2013 and an adjustment to forfeiture rates in January 2014.

Bad debt (recovery) expense, net changed from a net expense of $4,251 for the three months ended September 30, 2013 to a net recovery of $3,701 for the three months ended September 30, 2014 primarily due to a provision of $3,344 during the three months ended September 30, 2013 resulting from the bankruptcy of one customer and the default of two additional customers and $4,958 of proceeds received during the three months ended September 30, 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts. Bad debt (recovery) expense, net changed from a net expense of $6,738 for the nine months ending September 30, 2013 to a net recovery of $1,569 for the nine months ending September 30, 2014 primarily due to a provision of $4,778 during the three months ended September 30, 2013 resulting from the bankruptcy of one customer and the default of two additional customers, partially offset by collections on accounts during the nine months ended September 30, 3013 that had previously been included in the allowance for doubtful accounts at December 31, 2012 and $4,958 of proceeds received during the three months ended September 30, 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts and management’s assessment that during the nine months ended September 30, 2014 that the financial condition of certain lessees and their ability to make required payments had deteriorated.

The following table summarizes other income (expense) for the three and nine months ended September 30, 2014 and 2013 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2014 and 2013	Nine Months Ended		% Change Between 2014 and 2013
	September 30,			September 30,
	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(18,484)	$(20,091)	(8.0%)	$(67,358)	$(62,614)	7.6%
Interest income	31	31	0.0%	90	100	(10.0%)
Realized losses on interest rate swaps and caps, net	(2,854)	(1,963)	45.4%	(7,421)	(6,442)	15.2%
Unrealized gains on interest rate swaps, collars and caps, net	4,820	12	40066.7%	3,959	6,280	(37.0%)
Other, net	7	(4)	(275.0%)	(1)	(33)	(97.0%)

Net other	$(16,480)	$(22,015)	(25.1%)	$(70,731)	$(62,709)	12.8%

Interest expense decreased $1,607 (-8.0%) and increased $4,744 (7.6%) for the three and nine months ended September 30, 2014 compared to the three and nine months ended September 30, 2013, respectively. Interest expense for the three months ended September 30, 2014 included the write-off of unamortized debt issuance costs of $390 related to the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility. Interest expense for the nine months ended September 30, 2014 included the write-off of unamortized debt issuance costs of $6,424 related to the early redemption of Textainer Marine Containers Limited’s (“TMCL”) bonds and $390 related to the amendment of TMCL II’s secured debt facility. Interest expense for the nine months ended September 30, 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding Ltd.’s (“TAP Funding”) revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-offs of unamortized debt issuance costs, the decrease in interest expense for the three months ended September 30, 2014 compared to the three months ended September 30, 2013 was due to a $3,969 decrease resulting from a decrease in average interest rates on the Company’s debt of 0.58 percentage points, partially offset by a $1,972 increase resulting from an increase in average debt balances of $243,136. Excluding the write-offs of unamortized debt issuance costs, the decrease in interest expense for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 was due to a $8,724 decrease resulting from a decrease in average interest rates on the Company’s debt of 0.43 percentage points, partially offset by a $7,549 increase resulting from an increase in average debt balances of $294,231.

Realized losses on interest rate swaps and caps, net increased $891 (45.4%) for the three months ended September 30, 2014 compared to the three months ended September 30, 2013 due to a $1,781 increase resulting from an increase in average interest rate swap notional amounts of $545,883, partially offset by a $890 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.31 percentage points. Realized losses on interest rate swaps and caps, net increased $979 (15.2%) for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 due to a $3,794 increase resulting from an increase in average interest rate swap notional amounts of $347,088, partially offset by a $2,815 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.40 percentage points.

Unrealized gains on interest rate swaps, collars and caps, net increased $4,808 (40,066.7%) and decreased $2,321 (-37.0%) for the three and nine months ended September 30, 2014 compared to the three and nine months ended September 30, 2013, respectively. The increase in unrealized gains on interest rate swaps, collars and caps, net during the three months ended September 30, 2014 compared to the three months ended September 30, 2013 was primarily due to an increase in long-term interest rates during the three months ended September 30, 2014 compared to a decrease in long-term interest rates during the three months ended September 30, 2013. The decrease in unrealized gains on interest rate swaps, collars and caps, net during the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 was primarily due to a smaller increase in long-term interest rates. Under the majority of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates increased during the three and nine months ended September 30, 2014 and 2013, the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized gains on interest rate swaps, collars and caps, net during each of the periods.

The following table summarizes income tax expense and net income attributable to the noncontrolling interests for the three and nine months ended September 30, 2014 and 2013 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2014 and 2013	Nine Months Ended		% Change Between 2014 and 2013
	September 30,			September 30,
	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense (benefit)	$820	$988	(17.0%)	$(18,695)	$7,769	(340.6%)
Net income attributable to the noncontrolling interests	$2,028	$1,199	69.1%	$4,443	$4,706	(5.6%)

Income tax expense decreased $168 (-17.7%) for the three months ended September 30, 2014 compared to the three months ended September 30, 2014. Income tax expense (benefit) changed from an income tax expense of $7,769 for the nine months ended September 30, 2013 to an income tax benefit of $18,695 for the nine months ended September 30, 2014. In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014 the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit of $22,707 during the three months ended March 31, 2014 for the re-measurement of its unrecognized tax benefits for the impacted years. In addition, during the three months ended September 30, 2013, the Company released liabilities for unrecognized tax benefits of $1,074 due to the lapsing of certain statutes of limitation. The remaining change in income tax expense for the three months ended September 30, 2014 compared to the three months ended September 30, 2013 was due to a $1,966 decrease resulting from a lower effective tax rate excluding released liabilities for uncertain tax positions, partially offset by a $724 increase resulting from a higher level of income before tax and noncontrolling interests. The remaining change in income tax expense (benefit) for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 was due to a $3,825 decrease resulting from a lower effective tax rate excluding the re-measurement of unrecognized tax benefits and released liabilities for uncertain tax positions and a $1,006 decrease resulting from a lower level of income before tax and noncontrolling interests.

Net income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding’s net income for the period. TW is a joint venture between Textainer Limited (“TL”), TGH’s wholly owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. Net income attributable to the noncontrolling interests increased $829 (69.1%) for the three months ended September 30, 2014 compared to the three months ended September 30, 2013 due to an increase in TW and TAP Funding’s net income. Net income attributable the noncontrolling interests decreased $263 (-5.6%) for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 due to a decrease in TW’s net income, partially offset by an increase in TAP Funding’s net income.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three and nine months ended September 30, 2014 and 2013 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change Between 2014 and 2013	Nine Months Ended		% Change Between 2014 and 2013
	September 30,			September 30,
	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$48,402	$32,038	51.1%	$107,721	$121,676	(11.5%)
Container Management	9,110	10,087	(9.7%)	23,319	26,480	(11.9%)
Container Resale	2,444	2,775	(11.9%)	7,763	7,995	(2.9%)
Other	(723)	(609)	18.7%	(2,714)	(2,411)	12.6%
Eliminations	(2,088)	(1,989)	5.0%	(3,382)	(4,001)	(15.5%)

	$57,145	$42,302		$132,707	$149,739

Income before income tax and noncontrolling interests attributable to the Container Ownership segment for the three months ended September 30, 2014 increased $16,364 (51.1%) compared to the three months ended September 30, 2013. The following table summarizes the variances included within this increase:

Increase in lease rental income	$12,663	(1)
Change from bad debt expense, net for the three months ended September 30, 2013 to bad debt recovery, net for the three months ended September 30, 2014	7,952	(2)
Increase in unrealized gains on interest rate swaps, collars and caps, net for the three months ended September 30, 2014	4,808	(3)
Decrease in interest expense	1,607	(4)
Increase in depreciation expense and container impairment	(5,034	)(5)
Decrease in gain on sale of containers, net	(3,045	)(6)
Increase in direct container expense	(1,362	)(7)
Increase in realized losses on interest rate swaps and caps, net	(891	)(8)
Other	(334)

	$16,364

(1)	The increase in lease rental income was primarily due to a 12.8% increase in our owned fleet size and a 2.5 percentage point increase in utilization for our owned fleet, partially offset by an 6.0% decrease in per diem rental rates. Lease rental income for the three months ended September 30, 2014 also included $2,620 of proceeds received from the settlement of outstanding claims for billings the Company had with a bankrupt lessee that were not previously recognized as lease rental income.
(2)	Bad debt (recovery) expense, net changed from a net expense of $4,251 for the three months ended September 30, 2013 to a net recovery of $3,701 for the three months ended September 30, 2014 primarily due to a provision of $3,344 during the three months ended September 30, 2013 resulting from the bankruptcy of one customer and the default of two additional customers and $4,958 of proceeds received during the three months ended September 30, 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts.
(3)	The increase in unrealized gains on interest rate swaps, collars and caps, net was primarily due to a greater increase in long-term interest rates during the three months ended September 30, 2014 compared to the three months ended September 30, 2013.

(4)	Interest expense for the three months ended September 30, 2014 included the write-off of unamortized debt issuance costs of $390 related to the amendment of TMCL II’s secured debt facility. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for the three months ended September 30, 2014 compared to the three months ended September 30, 2013 was due to a decrease in average interest rates on the Company’s debt of 0.58 percentage points, partially offset by an increase in average debt balances of $243,136.
(5)	The increase in depreciation expense and container impairment was primarily due to an increase in fleet size and an increase in impairments of $2,656 to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a decrease in impairments of $3,035 for containers that were economically unrecoverable from lessees in default.
(6)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $213 per unit and a 66.4% decrease in the number of containers placed on sales-type leases, partially offset by a 38.7% increase in the number of containers sold and an increase in average net gains on sales-type leases of $130 per unit.
(7)	The increase in direct container expense was primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included increases in repositioning expense, repair and recovery costs for slow-paying and bankrupt lessees, maintenance expense, agency expense and military sublease expense and a decrease in storage expense. The increase in direct container expense included a $1,427 increase in inter-segment management fees paid to our Container Management segment primarily due to an increase in the size and improved performance of the owned fleet, partially offset by a $233 decrease in inter-segment sales commissions paid to our Container Resale segment primarily due to a decrease in average sales proceeds of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(8)	The increase in realized losses on interest rate swaps and caps, net was due to an increase in average interest rate swap notional amounts of $545,883, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.31 percentage points.

Income before income tax and noncontrolling interests attributable to the Container Ownership segment for the nine months ended September 30, 2014 decreased $13,955 (-11.5%) compared to the nine months ended September 30, 2013. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(21,625	)(1)
Decrease in gain on sale of containers, net	(10,831	)(2)
Increase in direct container expense	(9,092	)(3)
Increase in interest expense	(4,744	)(4)
Decrease in unrealized gains on interest rate swaps, collars and caps, net	(2,321	)(5)
Increase in realized losses on interest rate swaps and caps, net	(979	)(6)
Increase in lease rental income	28,086	(7)
Change from bad debt expense, net for the nine months ended September 30, 2013 to bad debt recovery, net for the nine months ended September 30, 2014	8,307	(8)
Other	(756)

	$(13,955)

(1)	The increase in depreciation expense and container impairment was primarily due to an increase in fleet size and an increase in impairments of $5,152 to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a decrease in impairments of $3,035 for containers that were economically unrecoverable from lessees in default.

(2)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $280 per unit, partially offset by a 42.3% increase in the number of containers sold, an increase in average net gains on sales-type leases of $225 per unit and a 13.8% increase in the number of containers sold.
(3)	The increase in direct container expense was primarily due to an increase in the size of our owned fleet and a decrease in utilization for our owned fleet and included increases in repair and recovery costs for slow-paying and bankrupt lessees, storage expense, repositioning expense, maintenance expense and insurance expense. The increase in direct container expense included a $1,827 increase in inter-segment management fees paid to our Container Management segment primarily due to an increase in the size of the owned fleet, partially offset by lower performance for the owned fleet and a $148 increase in inter-segment sales commissions paid to our Container Resale segment primarily due to an increase in the volume of owned container sales. Inter-segment sales commissions and management fees are eliminated in consolidation.
(4)	Interest expense for the nine months ended September 30, 2014 included the write-off of unamortized debt issuance costs of $6,424 and $390 related to the early redemption of TMCL’s bonds and the amendment of TMCL II’s secured debt facility, respectively. Interest expense for the nine months ended September 30, 2013 included the write-offs of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-offs of unamortized debt issuance costs, the increase in interest expense for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 was due to an increase in average debt balances of $294,231, partially offset by a decrease in average interest rates on the Company’s debt of 0.43 percentage points.
(5)	The decrease in unrealized gains on interest rate swaps, collars and caps, net was primarily due to a smaller increase in long-term interest rates during the three months ended September 30, 2014 compared to the three months ended September 30, 2013.
(6)	The increase in realized losses on interest rate swaps and caps, net was due to an increase in average interest rate swap notional amounts of $347,088, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.40 percentage points.
(7)	The increase in lease rental income was primarily due to a 14.3% increase in our owned fleet size and a 0.6 percentage point increase in utilization for our owned fleet, partially offset by a 7.4% decrease in per diem rental rates. Lease rental income for the nine months ended September 30, 2014 also included $2,620 of proceeds received from the settlement of outstanding claims for billings the Company had with a bankrupt lessee that were not previously recognized as lease rental income.
(8)	Bad debt (recovery) expense, net changed from a net expense of $6,738 for the nine months ending September 30, 2013 to a net recovery of $1,569 for the nine months ending September 30, 2014 primarily due to a provision of $4,778 during the nine months ended September 30, 2013 resulting from the bankruptcy of one customer and the default of two additional customers, partially offset by collections on accounts during the nine months ended September 30, 3013 that had previously been included in the allowance for doubtful accounts at December 31, 2012, $4,958 of proceeds received during the three months ended September 30, 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts and management’s assessment that during the nine months ended September 30, 2014 that the financial condition of certain lessees and their ability to make required payments had deteriorated.

Income before income tax and noncontrolling interests attributable to the Container Management segment for the three months ended September 30, 2014 decreased $977 (-9.7%) compared to the three months ended September 30, 2013. The following table summarizes the variances included within this decrease:

Change from short-term incentive compensation benefit for the three months ended September 30, 2013 to short-term incentive compensation expense for the three months ended September 30, 2014	$(1,401	)(1)
Increase in long-term incentive compensation expense	(446	)(2)
Increase in overhead expense	(382	)(3)
Increase in management fees	1,074	(4)
Decrease in amortization expense	152	(5)
Other	26

	$(977)

(1)	The increase in short-term incentive compensation expense was due to a decrease in the expected incentive compensation awards for fiscal year 2013 during the three months ended September 30, 2013 compared to the six months ended June 30, 2013 and due to an increase in the expected incentive compensation awards for fiscal year 2014 compared to fiscal year 2013.
(2)	The increase in long-term incentive compensation expense was primarily due to additional share options and restricted share units that were granted under our 2007 Plan in November 2013 and an adjustment to forfeiture rates in January 2014.
(3)	The increase in overhead expense was primarily due to increases in professional fees and compensation costs.
(4)	The increase in management fees was primarily due to a $1,427 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increase in the size and improved performance of the owned fleet, partially offset by a $410 decrease in management fees from external customers resulting from a 7.1% decrease in the size of the managed fleet primarily due to our January and July 2014 acquisitions of approximately 37,700 TEU of containers that we previously managed and a $13 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(5)	The decrease in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.

Income before income tax and noncontrolling interests attributable to the Container Management segment for the nine months ended September 30, 2014 decreased $3,161 (-11.9%) compared to the nine months ended September 30, 2013. The following table summarizes the variances included within this decrease:

Increase in short-term incentive compensation expense	$(1,552	)(1)
Increase in long-term incentive compensation expense	(1,552	)(2)
Increase in overhead expense	(979	)(3)
Decrease in amortization expense	548	(4)
Increase in management fees	6	(5)
Other	368

	$(3,161)

(1)	The increase in short-term incentive compensation expense was due to an increase in the expected incentive compensation awards for fiscal year 2014 compared to fiscal year 2013.
(2)	The increase in long-term incentive compensation expense was primarily due to additional share options and restricted share units that were granted under our 2007 Plan in November 2013 and an adjustment to forfeiture rates in January 2014.

(3)	The increase in overhead expense was primarily due to increases in professional fees, compensation costs and rent expense, partially offset by a decrease in travel costs.
(4)	The decrease in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.
(5)	The increase in management fees was primarily due to a $1,827 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increase in the size of the owned fleet, partially offset by lower performance of the owned fleet, partially offset by a $1,821 decrease in management fees from external customers resulting from lower fleet performance of the managed fleet and a 5.3% decrease in the size of the managed fleet primarily due to our January and July 2014 acquisitions of approximately 37,700 TEU of containers that we previously managed and a $84 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases. Inter-segment management fees and acquisition fees are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Resale segment for the three months ended September 30, 2014 decreased $331 (-11.9%) compared to the three months ended September 30, 2013 primarily due to a $301 decrease in management fees resulting from a $68 decrease in sales commissions from external customers primarily due to a decrease in average sales proceeds of managed container sales and decrease in inter-segment sales commissions of $233 received from our Container Ownership segment primarily due to an decrease in average sales proceeds of owned container sales. Inter-segment sales commissions are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Resale segment for the nine months ended September 30, 2014 decreased $232 (-2.9%) compared to the nine months ended September 30, 2013. The following table summarizes the variances included within this decrease:

Decrease in gains on container trading, net	$(766	)(1)
Increase in amortization expense	(119	)(2)
Change from bad debt expense, net for the nine months ended September 30, 2013 to a bad debt recovery, net for the nine months ended September 30, 2014	432	(3)
Decrease in overhead expense	180	(4)
Increase in management fees	55	(5)
Other	(14)

	$(232)

(1)	The decrease in gains on container trading, net was primarily due to a decrease in average sales margin per container, partially offset by a 241.5% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell.
(2)	The decrease in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.
(3)	Bad debt expense (recovery), net changed from a net expense of $296 for the nine months ended September 30, 2013 to a net recovery of $136 for the nine months ended September 30, 2014 primarily due to proceeds received during the three months ended September 30, 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts.
(4)	The decrease in overhead expense was primarily due to a decrease in travel costs.

(5)	The increase in management fees was due to an increase in sales commissions resulting from an increase in inter-segment sales commissions of $148 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, partially offset by a $93 decrease in sales commissions from external customers primarily due to a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Loss before income tax and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended September 30, 2014 increased $114 (18.7%) compared to the three months ended September 30, 2013 primarily due to a $82 increase in professional fees.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments for the nine months ended September 30, 2014 increased $303 (12.6%) compared to the nine months ended September 30, 2013 primarily due to a $319 increase in professional fees.

Segment eliminations for the three months ended September 30, 2014 increased $99 (5.0%) compared to the three months ended September 30, 2013. This increase primarily consisted of a $116 decrease in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $13 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations for the nine months ended September 30, 2014 decreased $619 (-15.5%) compared to the nine months ended September 30, 2013. This decrease primarily consisted of a $521 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment and a $84 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 69% and 71% of our direct container expenses for the three and nine months ended September 30, 2014, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2013 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three and nine months ended September 30, 2014, our non-U.S. dollar operating expenses were spread among 16 and 17 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2014, we had cash and cash equivalents of $86,922. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under TL’s term loan (the “TL Term Loan”), (4) proceeds from the issuance of Textainer Marine Container III Limited’s Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”), (5) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”) and Textainer Marine Containers IV Limited (the “TMCL IV Secured Debt Facility”) and (6) borrowings under the revolving credit facilities extended to TL, TW and TAP Funding (the “TL Revolving Credit Facility”, “TW Revolving Credit Facility” and “TAP Funding Revolving Credit Facility”, respectively). As of September 30, 2014, we had the following outstanding borrowings and borrowing capacities under the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds, the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$1,007,100	$192,900	$1,200,000	$1,007,100	$83,714	$1,090,814
TMCL IV Secured Debt Facility	108,500	191,500	300,000	108,500	—	108,500
TL Revolving Credit Facility	660,500	39,500	700,000	660,500	39,500	700,000
TW Revolving Credit Facility	117,448	132,552	250,000	117,448	4,849	122,297
TAP Funding Revolving Credit Facility	118,500	51,500	170,000	118,500	22,560	141,060
TL Term Loan	486,600	—	486,600	486,600	—	486,600
2013-1 Bonds	270,810	—	270,810	270,810	—	270,810

Total	$2,769,458	$607,952	$3,377,410	$2,769,458	$150,623	$2,920,081

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At September 30, 2014, cumulative earnings of approximately $31,387 would be subject to income taxes of approximately $9,416 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan and the 2013-1 Bonds require us to comply with certain financial and nonfinancial covenants. As of September 30, 2014, we were in compliance with all of the applicable covenants.

On October 30, 2014, TGH’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on TGH’s issued and outstanding common shares, payable on December 1, 2014 to shareholders of record as of November 19, 2014.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended		% Change Between 2014 and 2013
	September 30,
	2014	2013
	(Dollars in thousands)
Net income	$151,402	$141,970	6.6%
Adjustments to reconcile net income to net cash provided by operating activities	107,141	96,249	11.3%

Net cash provided by operating activites	258,543	238,219	8.5%
Net cash used in investing activities	(333,183)	(430,792)	-22.7%
Net cash provided by financing activities	41,293	229,528	-82.0%
Effect of exchange rate changes	46	(136)	-133.8%

Net decrease in cash and cash equivalents	(33,301)	36,819	-190.4%
Cash and cash equivalents, beginning of year	120,223	100,127	20.1%

Cash and cash equivalents, end of the period	$86,922	$136,946	-36.5%

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2014 increased $20,324 (8.5%) compared to the nine months ended September 30, 2013. The following table summarizes the variances included within this increase:

Decrease in gain on sale of containers, net	$10,831	(1)
Increase in net income adjusted for non-cash items	8,368	(2)
Other	1,125

	$20,324

(1)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $280 per unit, partially offset by a 42.3% increase in the number of containers sold, an increase in average net gains on sales-type leases of $225 per unit and a 13.8% increase in the number of containers placed on sales-type leases.
(2)	The increase in net income adjusted for noncash items such as depreciation expense and container impairment, unrealized gains on interest rate swaps, collars and caps, net and amortization of debt issuance costs and accretion of bond discount was primarily due to a 14.3% increase in our owned fleet size due to the purchase of new and used containers and a 0.6 percentage point increase in utilization for our owned fleet, partially offset by a 7.4% decrease in per diem rental rates.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2014 decreased $97,609 (-22.7%) compared to the nine months ended September 30, 2013 due to a lower amount of cash paid for container and fixed asset purchases, higher proceeds from the sale of containers and fixed assets and higher receipt of payments on direct financing and sales-type leases, net of income earned.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2014 decreased $188,235 (-82.0%) compared to the nine months ended September 30, 2013. The following table summarizes the variances included within this decrease:

Increase in principal payments on bonds payable	$(630,234)
Decrease in proceeds from bonds payable	(299,363)
Decrease in net proceeds from revolving credit facilities	(215,165)
Increase in dividends paid	(2,234)
Decrease in excess tax benefit from share-based compensation awards	(825)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(415)
Net proceeds from term loan during the nine months ended September 30, 2014	486,600
Net proceeds received from secured debt facilities during the nine months ended September 30, 2014 compared to net payments during the nine months ended September 30, 2013	433,900
Decrease in restricted cash during the nine months ended September 30, 2014 compared to an increase in restricted cash during the nine months ended September 30, 2013	33,198
Decrease in debt issuance costs paid	4,156
Increase in capital contributions from noncontrolling interests	2,147

$(188,235)

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2014:

	Payments Due by Twelve Month Period Ending September 30,
	Total	2015	2016	2017	2018	2019	2020 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility	$1,007,100	$—	$—	$—	$100,710	$100,710	$805,680
TMCL IV Secured Debt Facility	108,500	108,500	—	—	—	—	—
TL Revolving Credit Facility	660,500	—	—	660,500	—	—	—
TW Revolving Credit Facility	117,448	—	—	—	—	—	117,448
TAP Funding Revolving Credit Facility	118,500	—	118,500	—	—	—	—
TL Term Loan	486,600	31,600	31,600	31,600	31,600	360,200	—
2013-1 Bonds(1)	270,810	30,090	30,090	30,090	30,090	30,090	120,360
Interest on obligations (2)	260,040	53,426	50,556	47,138	32,296	27,630	48,994
Interest rate swap and collar payables (3)	29,887	9,787	7,539	6,058	4,672	1,254	577
Office lease obligations	3,608	1,561	1,404	418	100	100	25
Container contracts payable	170,307	170,307	—	—	—	—	—

Total contractual obligations	$3,233,300	$405,271	$239,689	$775,804	$199,468	$519,984	$1,093,084

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,247.
(2)	Assuming an estimated current interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 2.02%.
(3)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.16%, for all periods, for all interest rate contracts outstanding as of September 30, 2014.

2014-1 Bond Offering

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at issuance, and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to the payment date occurring on November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The final target payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively. Proceeds from the 2014-1 Bonds will be used to acquire containers from TL and TMCL II and for general corporate purposes. The 2014-1 Bonds are secured by a pledge of TMCL III’s total assets.

Off Balance Sheet Arrangements

As of September 30, 2014, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2013 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2013 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2013 Form 20-F.

ITEM  3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2014, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2013 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $1,108,772 as of September 30, 2014, with termination dates between December 15, 2014 and July 15, 2023. Through the interest rate swap agreements we have obtained fixed rates between 0.41% and 2.32%. The net fair value asset of these agreements was $1,796 (asset) and $2,163 (liability) as of September 30, 2014 and December 31, 2013, respectively.

The notional amount of the interest rate collar agreements was $40,902 as of September 30, 2014, with termination dates between April 15, 2019 and October 15, 2022.

The notional amount of the interest rate cap agreements was $766,860 as of September 30, 2014, with termination dates between November 5, 2014 and November 16, 2015.

Based on the debt balances and derivative instruments as of September 30, 2014, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps, collars and caps of $22,283, an increase in interest expense of $20,424 and a decrease in realized losses on interest rate swaps and caps, net of $7,112.

Quantitative and Qualitative Disclosures About Credit Risk

For the nine months ended September 30, 2014, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2013 Form 20-F.

ITEM  4. RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2013 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2014

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer